UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2021

GROUNDFLOOR REAL ESTATE 1, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11094

Georgia	81-4730288
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

600 Peachtree St. NE, Suite 810 Atlanta, GA (Address of principal executive offices)	30308 (Zip Code)

(404) 850-9225
Registrant’s telephone number, including area code

LIMITED RECOURSE OBLIGATIONS
(Title of each class of securities issued pursuant to Regulation A)

Summary Financial Information

The following information updates and replaces the information in the section titled “Summary Financial Information” beginning on page 78 of the Offering Circular on Form 1-A dated November 15, 2019 and qualified on November 27, 2019:

The unaudited condensed statements of operations data set forth below with respect to the six months ended June 30, 2021 and June 30, 2020 are derived from, and are qualified by reference to, the unaudited condensed consolidated financial statements included in this Offering Circular and should be read in conjunction with those unaudited condensed consolidated financial statements and notes thereto.

	Unaudited
	Six Months Ended June 30,
	2021	2020

Loan servicing revenue	$-	$36,316
Net interest income:
Interest income	1,194,940	113,672
Interest expense	(1,194,940)	(113,672)
Net interest income	-	-
Net revenue	-	36,316
Cost of revenue	-	-
Gross profit	-	36,316
Operating expenses:
General and administrative	-	36,316
Total operating expenses	-	36,316
Income from operations	-	-
Net income	$-	$-

Our consolidated financial statements for the years ended December 31, 2020 and 2019 include a going concern note from our auditors. Since Groundfloor’s inception, Groundfloor has financed its operations through debt and equity financings. Groundfloor intends to continue financing its activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements.

DESCRIPTION OF THE COMPANY’S BUSINESS

We incorporate by reference the section titled “Description of the Company’s Business,” in the Offering Circular on Form 1-A dated November 15, 2019 and qualified on November 27, 2019.

MANAGEMENT DISCUSSION AND ANALYSIS

You should read the following discussion in conjunction with our consolidated financial statements and the related notes and the section entitled “Description of the Company’s Business” elsewhere in this Offering Circular. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

Results of Operations

Six Months Ended June 30, 2021 and 2020

	Unaudited
	Six Months Ended June 30,
	2021	2020
Loan servicing revenue	$-	$36,316
Net interest income:
Interest income	1,194,940	113,672
Interest expense	(1,194,940)	(113,672)
Net interest income	-	-
Net revenue	-	36,316
Cost of revenue	-	-
Gross profit	-	36,316
Operating expenses:
General and administrative	-	36,316
Total operating expenses	-	36,316
Income from operations	-	-
Net income	$-	$-

Net Revenue

Net revenue for the six months ended June 30, 2021 and 2020 was $0 and $0, respectively. The Company serviced 269 and 65 developer loans during the six months ended June 30, 2021 and 2020, respectively. Loan servicing revenue are fees incurred in servicing the developer’s loan.

Gross Profit

Gross profit for the six months ended June 30, 2021 and 2020 was $0 and $36.3 thousand, respectively, a decrease of $36.3 thousand. Cost of revenue consists primarily of vendor costs associated with facilitating and servicing loans.

General and Administrative Expense

General and administrative expense for the six months ended June 30, 2021 and 2020 were $0 and $36.3 thousand, respectively, a decrease of $36.3 thousand. General and administrative expenses consists primarily of costs incurred in servicing developer loans.

Net Income

We did not generate any net income during the six months ended June 30, 2021 and 2020.

Liquidity and Capital Resources

The consolidated financial statements included in this Offering Circular have been prepared assuming that the Company will continue as a going concern; however, the conditions discussed below raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

The Company has retained earnings as of June 30, 2021 and December 31, 2020, of $0. Since our inception, the Company has financed its operations through debt and equity financing from various sources. The Company is dependent upon raising additional capital or seeking additional equity financing to fund our current operating plans for the foreseeable future. Failure to obtain sufficient equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve its business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	For the six months ended June 30, 2021	For the six months ended June 30, 2020
Operating activities	$-	$(36,316)
Investing activities	8,229,884	(6,818,106)
Financing activities	(8,229,884)	7,828,295
Net increase in cash	$-	$973,873

Net cash provided by (used in) operating activities for the six months ended June 30, 2021 and 2020 was $0 and $36.3 thousand, respectively. Net cash provided by (used in) operating activities includes costs incurred in servicing loans to developers.

Net cash provided by (used in) investing activities for the six months ended June 30, 2021 and 2020 was $8.2 million and $(6.8) million, respectively. Net cash provided by (used in) investing activities primarily represents loan payments to developers, net of repayments, and proceeds from sale of real estate properties held for sale.

Net cash provided by (used in) financing activities for the six months ended June 30, 2021 and 2020 was $(8.2) million and $7.8 million, respectively. Net cash provided by (used in) financing activities primarily represents proceeds from the issuance of LROs to investors through the Groundfloor Platform offset by repayments of LROs to investors.

GROUNDFLOOR REAL ESTATE 1, LLC

Condensed Financial Statements

June 30, 2021 and 2020

GROUNDFLOOR REAL ESTATE 1, LLC

Table of Contents

Condensed Financial Statements (unaudited)

GROUNDFLOOR REAL ESTATE 1, LLC

Condensed Balance Sheets

	Unaudited	Audited
	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash	$-	$-
Loans to developers, net	30,283,815	38,523,708
Interest receivable on loans to developers	1,461,480	1,102,249
Other real estate owned	-	-
Total current assets	31,745,295	39,625,957
Total assets	$31,745,295	$39,625,957
Liabilities and Member’s Equity
Current liabilities:
Accrued interest on limited recourse obligations	$1,461,480	$1,102,249
Limited recourse obligations, net	30,283,815	38,523,708
Total current liabilities	31,745,295	39,625,957
Total liabilities	31,745,295	39,625,957

Member’s equity:
Member’s capital	100	100
Member’s contribution receivable	(100)	(100)
Retained earnings	-	-
Total member’s equity	-	-
Total liabilities and member’s equity	$31,745,295	$39,625,957

See accompanying notes to condensed financial statements

F-1

GROUNDFLOOR REAL ESTATE 1, LLC

Condensed Statements of Operations

	Unaudited
	Six Months Ended June 30,
	2021	2020
Loan servicing revenue	$-	$36,316
Net interest income:
Interest income	1,194,940	113,672
Interest expense	(1,194,940)	(113,672)
Net interest income	-	-
Net revenue	-	36,316
Cost of revenue	-	-
Gross profit	-	36,316
Operating expenses:
General and administrative	-	36,316
Total operating expenses	-	36,316
Income from operations	-	-
Net income	$-	$-

See accompanying notes to condensed financial statements

F-2

GROUNDFLOOR REAL ESTATE 1, LLC

Condensed Statements of Member’s Equity

		Member’s		Total
	Member’s	Contribution	Retained	Member’s
	Capital	Receivable	Earnings	Equity
Member’s deficit as of December 31, 2019 (audited)	$100	$(100)	$-	$-
Member contributions	-	-	-	-
Net income	-	-	-	-
Member’s equity as of December 31, 2020 (audited)	$100	$(100)	$-	$-
Net income	-	-	-	-
Member’s equity as of June 30, 2021 (unaudited)	$100	$(100)	$-	$-

See accompanying notes to condensed financial statements

F-3

GROUNDFLOOR REAL ESTATE 1, LLC

Condensed Statements of Cash Flows

	Unaudited
	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities
Net income	$-	$-
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash recovery of servicing costs through write-down of limited recourse obligations	-	(36,316)
Non-cash write-down of accrued interest on limited recourse obligations	-	9,903
Changes in operating assets and liabilities:
Interest receivable on loans to developers	(359,231)	(88,833)
Accrued interest on limited recourse obligations	359,231	78,930
Net cash used in operating activities	-	(36,316)
Cash flows from investing activities
Loan payments to developers	(7,422,410)	(8,679,197)
Repayments of loans from developers	15,652,294	1,679,120
Proceeds from sale of other real estate held for sale	-	181,971
Net cash provided by (used in) investing activities	8,229,884	(6,818,106)
Cash flows from financing activities
Proceeds from limited recourse obligations	7,442,410	9,654,770
Repayments of limited recourse obligations	(15,652,294)	(1,826,475)
Net cash provided by (used in) financing activities	(8,229,884)	7,828,295
Net increase in cash	-	973,873
Cash as of beginning of the period	-	1,700
Cash as of end of the period	$-	$975,573
Supplemental disclosure of noncash investing and financing activities:
Write-down of accrued interest payable on limited recourse obligations	$-	$9,903

See accompanying notes to condensed financial statements

F-4

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to Condensed Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

GROUNDFLOOR Real Estate 1, LLC (the “Company”), a Georgia limited liability company formed on December 16, 2016. The Company is a wholly-owned subsidiary of GROUNDFLOOR Finance Inc. (“GROUNDFLOOR”), a Georgia corporation.

Description of Business

GROUNDFLOOR has developed an online investment platform designed to crowdsource financing for real estate development projects, which GROUNDFLOOR utilizes to provide investment opportunities to investors. With this online investment platform, investors are able to choose between multiple real estate development investment opportunities, and developers of the projects are able to obtain financing. GROUNDFLOOR believes this method of financing real estate has many advantages including reduced project origination and financing costs, lower interest rates for real estate development financing, and attractive returns for investors. GROUNDFLOOR will identify which loans it seeks to originate, and will sell limited recourse obligations (“LROs”) which correspond to those loans. GROUNDFLOOR’s primary business is the sale of LROs and the Company’s primary purpose is the servicing of loans which correspond to those LROs.

Basis of Accounting and Liquidity

The Company’s condensed financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Operations since inception have consisted primarily of organizing the Company. The accompanying condensed financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has earned limited revenue since its inception. The ultimate success of the Company is dependent on management’s ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses. Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue to fund product development and sales and marketing.

Management intends to fund operations by capital obtained from GROUNDFLOOR. However, there are no assurances that the Company can be successful in obtaining the additional capital or such financing will be on terms favorable or acceptable to the Company or GROUNDFLOOR. These matters raise substantial doubt about the ability of the Company to continue as a going concern.

The condensed financial statements do not include any adjustments that might result from the outcome of uncertainties described in the condensed financial statements. In addition, the condensed financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of Condensed Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Condensed Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue primarily results from fees earned on the loans to the Developers (the “Loans”). Fees include “Loan servicing revenue” which are paid by the Developers.

F-5

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to Condensed Financial Statements

Effective for 2019, the Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”). Topic 606 supersedes the revenue requirements in ASC Topic 605, Revenue Recognition. The Company has evaluated the impact of this accounting standard on its Consolidated Financial Statements and concluded that the Company’s contracts with customers continue to fall within the scope of existing guidance. Servicing fees, origination fees, net interest income, and gains and losses on sales of loans remain within the scope of ASC topic 310—Receivables or ASC topic 860—Transfers and Servicing. Consequently, there was no transition adjustment required on the accompanying financial statements for adopting Topic 606.

Loan Servicing Revenue

The loan servicing revenue is recognized by the Company, upon recovery, for costs incurred in servicing the Developer’s Loan, including managing payments to and from Developers and payments to Investors. The Company records loan servicing revenue as a component of revenue when collected.

Interest Income on Loans to Developers and Interest Expense on Limited Recourse Obligations

The Company recognizes “Interest income” on Loans and “Interest expense” on the corresponding LROs (if issued by GROUNDFLOOR Real Estate 1, LLC) using the accrual method based on the stated interest rate to the extent the Company believes it to be collectable. For the purposes of these Condensed Financial Statements, “Limited recourse obligations, net” refers to LROs. LROs are the Company’s currently registered securities.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of June 30, 2021 and 2020. From time to time, the Company could maintain cash deposits in excess of federally insured limits. The Company believes credit risk related to its cash and cash equivalents to be minimal.

Loans to Developers and Limited Recourse Obligations

“Loans to developers, net” and the corresponding “Limited recourse obligations, net”, used to fund the Loans are originally recorded at outstanding principal. The interest rate associated with a Loan is the same as the interest rate associated with the corresponding LROs.

The Company’s obligation to pay principal and interest on an LRO is equal to the pro rata portion of the total principal and interest payments collected from the corresponding Loan. The Company obtains a lien against the property being financed and attempts reasonable collection efforts upon the default of a Loan. The Company’s lien may be senior or junior to the Borrower’s other financing obligations. The Company is not responsible for repaying “Limited recourse obligations, net” associated with uncollectable “Loans to developers, net”. Amounts collected related to a Loan default are returned to the Investors based on their pro rata portion of the corresponding LROs, if applicable, less collection costs incurred by the Company.

The Loan and corresponding LROs are recorded on the Company’s Condensed Balance Sheets to “Loans to developers, net” and “Limited recourse obligations, net”, respectively, once the Loan has closed. Loans are considered closed after the promissory note for that Loan has been signed and the security interest has been perfected.

Nonaccrual and Past Due Loans

Accrual of interest on “Loans to developers, net” and corresponding “Limited recourse obligations, net” is discontinued when, in management’s opinion, the collection of the interest income appears doubtful. “Interest income” and “Interest expense” on the “Loans to developers, net” and the corresponding “Limited recourse obligations, net” are discontinued and placed on nonaccrual status at the time the Loan is 90 days delinquent unless the Loan is well secured and in process of collection. A Loan may also be placed on nonaccrual status when, in management’s judgment, the collection of the interest income appears doubtful based on the status of the underlying development project, even if the Loan is not yet 90 days delinquent. Loans may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

F-6

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to Condensed Financial Statements

The “Loans to developers, net” and corresponding “Limited recourse obligations, net” are charged off to the extent principal or interest is deemed uncollectible. All interest accrued but later charged off for “Loans to developers, net” and “Limited recourse obligations, net” is reversed against “Interest income” and the corresponding LROs recorded “Interest expense”.

Impaired Loans

Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreements. Impaired loans include Loans on nonaccrual status. When determining if the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement, the Company considers the borrower’s capacity to pay, which includes such factors as the borrower’s current financial position, an analysis of global cash flow sufficient to pay all debt obligations and an evaluation of secondary sources of repayment, such as collateral value and guarantor support. The Company individually assesses for impairment all nonaccrual Loans and all Loans in fundamental default. If a Loan is deemed impaired, a specific valuation allowance is allocated, if necessary, so that the Loan is reported net, at the present value of estimated future cash flows using the Loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis.

Allowance for Uncollectable Loans and Undeliverable Limited Recourse Obligations

Payments to holders of LROs, as applicable, depend on the payments received on the corresponding Loans; a reduction or increase of the expected future payments on Loans will decrease or increase the reserve for the associated LROs. The Company recognizes a reserve for uncollectable Loans and corresponding reserve for undeliverable LROs in an amount equal to the estimated probable losses net of recoveries. The allowance is based on management’s estimates and analysis of historical bad debt experience, existing economic conditions, current loan aging schedules, and expected future write-offs, as well as an assessment of specific, identifiable Developer accounts considered at risk or uncollectible. Expected losses and actual charge-offs on Loans are offset to the extent that the Loans are financed by LROs, as applicable, that effectively absorb the related Loan losses.

“Loans to developers, net” are presented net of a reserve for doubtful accounts of $470,425 and $419,942 as of June 30, 2021 and December 31, 2020, respectively. “Limited recourse obligations, net” are presented net of a reserve for doubtful accounts of $470,425 and $419,942 as of June 30, 2021 and December 31, 2020, respectively.

Other Real Estate Owned

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized up to the fair value of the property, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are charged to operations.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, its taxable income or losses are allocated to its member based on the provisions of the operating agreement and are included in the members’ income tax returns. The condensed financial statements, therefore, do not include a provision for income taxes. Similar provisions apply for state income tax purposes.

Management has assessed the effect of the guidance provided by U.S. GAAP on accounting for uncertainty in income taxes. Management has evaluated all tax positions that could have a significant effect on the condensed financial statements and determined the Company had no uncertain income tax positions at June 30, 2021 and December 31, 2020.

F-7

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to Condensed Financial Statements

Recent Accounting Pronouncements

The Company has evaluated the recent pronouncements issued since filing its annual audited Condensed Financial Statements for the six months ended June 30, 2021, and believes that none of them will have a material effect on the Company’s Condensed Financial Statements.

NOTE 2:	LOANS TO DEVELOPERS, NET

The Company purchases notes that provide financing to borrowers for real estate-related loans. Real estate loans include loans for unoccupied single family or multifamily renovations costing between $20,000 and $2,000,000 over six months to a year.

The Company uses three performance states to better monitor the credit quality of outstanding loans. Outstanding loans are characterized as follows:

Current - This status indicates that no events of default have occurred, all payment obligations have been met or none are yet triggered.

Workout - This status indicates there has been one or more payment defaults on the Loan and the Company has negotiated a modification of the original terms that does not amount to a fundamental default.

Fundamental Default - This status indicates a Loan has defaulted and there is a chance the Company will not be able to collect 100% of the principal amount of the Loan by the extended payment date of the corresponding LROs. The Company has commenced a formal foreclosure process to secure the real estate property.

GROUNDFLOOR uses a proprietary grading algorithm to assign one of seven letter grades, from A to G, to each Loan. The letter grade generally reflects the overall risk of the Loan, with A indicating less risk and G indicating higher risk.

The following table presents the carrying amount of “Loans to developers, net” by letter grade and performance state as of June 30, 2021 and December 31, 20120 respectively:

	Current	Workout	Fundamental Default	Total
Loan grades:
A	$505,580	$-	$-	$505,580
B	4,103,490	711,400	1,378,590	6,193,480
C	11,238,050	1,645,360	3,870,700	16,754,110
D	2,546,170	595,000	1,459,440	7,301,070
E	-	-	-	-
F	-	-	-	-
G	-	-	-	-
Gross amount as of June 30, 2021	$21,093,290	$2,952,220	$6,708,730	$30,754,240
Less: Allowance for loan losses				(470,425)
Carrying amount as of June 30, 2021				$30,283,815

F-8

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to Condensed Financial Statements

	Current	Workout	Fundamental Default	Total
Loan grades:
A	$2,153,230	$-	$-	$2,153,230
B	5,959,700	951,440	559,040	7,470,180
C	21,930,070	236,040	-	22,166,110
D	7,154,130	-	-	7,154,130
E	-	-	-	-
F	-	-	-	-
G	-	-	-	-
Gross amount as of December 31, 2020	$37,197,130	$1,187,480	$559,040	$38,943,650
Less: Allowance for loan losses				(419,942)
Carrying amount as of December 31, 2020				$38,523,708

Nonaccrual and Past Due Loans

A Loan is placed on nonaccrual status when, in management’s judgment, the collection of the interest income appears doubtful. “Interest receivable on loans to developers” that has been accrued and is subsequently determined to have doubtful collectability is charged to “Interest income” and the corresponding “Accrued interest on limited recourse obligations” that has been accrued and is subsequently determined to have doubtful collectability is charged to “Interest expense”. Interest income on Loans that are classified as nonaccrual is subsequently applied to principal until the Loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Past due Loans are loans whose principal or interest is past due 30 days or more. As of June 30, 2021 and December 31, 2020, the Company placed Loans of $4,659,240 and $559,000 recorded to “Loans to developers, net” on nonaccrual status, respectively.

The following table presents an analysis of past due Loans as of June 30, 2021 and December 31, 2020:

	Carrying Amount	Allowance for Loan Losses	Total
Aging schedule:
Current	$21,557,180	$(139,089)	$21,422,091
Less than 90 days past due	1,585,600	(72,852)	1,512,748
More than 90 days past due	7,611,460	(262,484)	7,348,976
Total as of June 30, 2021	$30,754,420	$(470,425)	$30,283,815

	Carrying Amount	Allowance for Loan Losses	Total
Aging schedule:
Current	$34,595,080	$(345,951)	$34,249,129
Less than 90 days past due	2,530,850	(28,383)	2,502,467
More than 90 days past due	1,817,720	(45,608)	1,772,112
Total as of December 31, 2020	$38,943,5650	$(419,942)	$38,523,708

F-9

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to Condensed Financial Statements

Impaired Loans

The following is a summary of information pertaining to impaired loans as of June 30, 2021:

Balance
Nonaccrual loans	$4,659,240
Fundamental default not included above	2,049,490
Total impaired loans	6,708,730

Interest income recognized on impaired loans	$140,848

The following table presents an analysis of information pertaining to impaired loans as of June 30, 2021:

Balance
Principal loan balance	$6,708,730

Related allowance	$335,437
Average recorded investment	$203,295

The following is a summary of information pertaining to impaired loans as of December 31, 2020:

Balance
Nonaccrual loans	$559,000
Fundamental default not included above	-
Total impaired loans	559,000

Interest income recognized on impaired loans	$-

The following table presents an analysis of information pertaining to impaired loans as of December 31, 2020:

Balance
Principal loan balance	$559,000

Related allowance	$27,952
Average recorded investment	$265,000

F-10

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to Condensed Financial Statements

Credit Quality Monitoring

The following table presents “Loans to developers, net” by performance state as of June 30, 2021 and December 31, 2020:

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, Net
Performance states:
Current	$21,093,290	$(105,466)	$20,987,824
Workout	2,952,220	(29,522)	2,922,698
Fundamental default	6,708,730	(335,437)	6,373,294
Total as of June 30, 2021	$30,754,240	$(470,425)	$30,283,815

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, Net
Performance states:
Current	$37,197,130	$(674,178)	$36,822,952
Workout	1,187,480	(17,812)	1,169,668
Fundamental default	559,040	(27,952)	531,088
Total as of December 31, 2020	$38,943,650	$(419,942)	$38,523,708

NOTE 3:	OTHER REAL ESTATE OWNED

“Other real estate owned” in the Company’s Condensed Balance Sheet was $0 and $0 at June 30, 2021 and December 31, 2020, respectively.

NOTE 4:	RELATED PARTY ARRANGEMENTS

GROUNDFLOOR Finance Inc.

GROUNDFLOOR will receive fees and compensation in connection with the Company’s Offering, and the servicing and sale of the Company’s LROs.

The Company will also reimburse GROUNDFLOOR for actual expenses incurred on behalf of the Company in connection with the servicing of a Loan, to the extent not reimbursed by the borrower. The Company will reimburse GROUNDFLOOR for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include GROUNDFLOOR’s overhead, employee costs borne by GROUNDFLOOR, utilities or technology costs. For the six months ended June 30, 2021 and 2020, GROUNDFLOOR incurred $0 and $0 of costs on the Company’s behalf, respectively. No such costs were due and payable to GROUNDFLOOR as of June 30, 2021 and December 31, 2020, respectively.

GROUNDFLOOR GA Holdings LLC

GROUNDFLOOR GA Holdings LLC may close and fund a Loan prior to it being acquired by the Company. The ability to warehouse Loans allows us the flexibility to deploy the offering proceeds as funds are raised. The Company then will acquire such LROs at a price equal to the fair market value of the Loan (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of purchase.

NOTE 5:	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 30, 2020, the date the Condensed Financial Statements were available to be issued, and determined that there have been no events that have occurred that would require adjustments to our disclosures in the Condensed Financial Statements.

F-11

GROUNDFLOOR REAL ESTATE 1, LLC

PART III — EXHIBITS

Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No	Exhibit	Filing Date
2.1	GRE 1 Articles of Organization		1-A/A	024-10671	2.1	January 25, 2017
2.2	GRE 1 Operating Agreement		1-A/A	024-10671	2.2	January 25, 2017
2.3	Groundfloor Finance Inc. Second Amended and Restated Articles of Incorporation		1-A/A	024-10496	2.1	November 25, 2015
2.4	Groundfloor Finance Inc. Bylaws		1-A/A	024-10440	2.2	July 1, 2015
3.1	Form of Investor Agreement		1-A/A	024-11094	3.1	October 7, 2019
3.2	Amended and Restated Investors’ Rights Agreement		1-A/A	024-10496	3.1	November 25, 2015
3.3	Form of Preferred Stock Voting Agreement		1-A/A		3.2	February 7, 2018
3.4	Common Stock Voting Agreement		1-A/A		3.3	February 7, 2018
3.5	Common Stock Subscription Agreement		1-A/A		3.4	February 7, 2018
4.1	Standard Form of LRO Agreement		1-A/A	024-11094	4.1	October 7, 2019
6.1	Form of Loan Agreement		1-A/A	024-11094	6.1	October 7, 2019
6.2	Form of Promissory Note		1-A/A	024-11094	6.2	October 7, 2019
6.3	Executive Employment Agreement with Brian Dally dated November 19, 2014		1-A/A	024-10440	6.1	July 1, 2015
6.4	Executive Employment Agreement with Nikhil Bhargava dated November 19, 2014		1-A/A	024-10440	6.2	July 1, 2015
6.5	2013 Stock Option Plan		1-A/A	024-10440	6.6	July 1, 2015
6.6	Option Award Agreement for Michael Olander Jr.		1-A/A	024-10440	6.8	July 1, 2015
6.7	Option Award Agreement for Richard Tuley		1-A	024-10488	6.11	October 7, 2015
6.8	Option Award Agreement for Bruce Boehm		1-A	024-10488	6.12	October 7, 2015
6.9	Series Seed Preferred Stock Purchase Agreement		1-A/A	024-10440	3.1	July 1, 2015
6.10	Series A Preferred Stock Purchase Agreement		1-A/A	024-10496	6.18	November 25, 2015
6.11	Right of First Refusal and Co-Sale Agreement		1-A/A	024-10496	6.19	November 25, 2015
6.12	Promissory Note and Security Agreement, as amended		1-A POS	024-10496	6.10	October 18, 2017
6.13	Loan Purchase Agreement with Harvest Residential Loan Acquisition, LLC		1-A POS	024-10758	6.11	February 7, 2018
6.14	Servicing Agreement with Harvest Residential Loan Acquisition, LLC		1-A POS	024-10758	6.12	February 7, 2018
6.15	Amended and Restated Credit Agreement, dated April 4, 2018 by and among Groundfloor Holdings GA, LLC and ACM Alamosa DA LLC		1-A/A	024-11188	6.13	June 15, 2020
10.1	Power of attorney (GRE 1)
10.2	Power of attorney (Groundfloor Finance)		1-A	024-10758	10.1	October 30, 2017
11.1	Consent of Cherry Bekaert LLP		1-A POS	024-11094	11.1	August 14, 2020
11.2	Consent of Robbins Ross Alloy Belinfante Littlefield LLC (included as part of Exhibit 12.1)	X
11.3	Consent of Hughes Pittman & Gupton, LLP		1-A POS	024-11094	11.3	July 2, 2020
12.1	Opinion of Robbins Ross Alloy Belinfante Littlefield LLC	X

GROUNDFLOOR REAL ESTATE 1, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on August 30, 2021.

GROUNDFLOOR FINANCE INC. for GROUNDFLOOR REAL ESTATE 1, LLC

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Executive Vice President, Secretary and Acting Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President, Chief Executive Officer and Director (Principal Executive Officer)	August 30, 2021
Brian Dally

/s/ Nick Bhargava	Executive Vice President, Secretary, Acting Chief Financial Officer and Director (Principal Financial and Accounting Officer)	August 30, 2021
Nick Bhargava

*	Director	August 30, 2021
Sergei Kouzmine

*	Director	August 30 2021
Bruce Boehm

*	Director	August 30, 2021
Michael Olander Jr.

*	Director	August 30, 2021
Richard Tuley Jr.

*By:	/s/ Nick Bhargava
Nick Bhargava
Attorney-in-fact